Exhibit 99.1

CannTrust to Report Fourth Quarter 2018 Results

VAUGHAN, ON, March 14, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) will release its financial results for the fourth quarter and year ending December 31, 2018 on Thursday, March 28, 2019 at 6:00AM ET. The Company will hold a conference call the same day at 8:00AM ET to discuss the financial results and provide investors with key business highlights. The call will be hosted by Peter Aceto, Chief Executive Officer, and Greg Guyatt, Chief Financial Officer.

CONFERENCE CALL DETAILS

Date: March 28, 2019 │ Time: 8:00AM ET

Participant dial-in: (+1) 416 764 8609 or (+1) 888 390 0605

Conference ID: 41347163

Listen to the webcast:

https://event.on24.com/wcc/r/1959823/EE67F27D426445C606A84C145664F6BD

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 66,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation through partnerships with McMaster University in Ontario and Gold Coast University in Australia, which were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F registration statement under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-467-5229
media@canntrust.ca	investor@canntrust.ca